UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

LA JOLLA PHARMACEUTICAL COMPANY

(Name of issuer)

Common Stock, $0.0001 par value

(Title of class of securities)

503459109

(CUSIP number)

December 31, 2011

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 503459109	Page 2 of 8 Pages

(1)	Names of reporting persons Boxer Capital, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power -0-
(6) Shared voting power 6,789,077
(7) Sole dispositive power -0-
(8) Shared dispositive power 6,789,077
(9)	Aggregate amount beneficially owned by each reporting person 6,789,077
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 8.6%*
(12)	Type of reporting person (see instructions) CO

*	Based on 79,141,309 Common Shares reported outstanding as of November 9, 2011 on the Issuer’s Quarterly Report on Form 10-Q filed on November 11, 2011.

SCHEDULE 13G

CUSIP No. 503459109	Page 3 of 8 Pages

(1)	Names of reporting persons Boxer Asset Management Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Bahamas
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power -0-
(6) Shared voting power 6,789,077
(7) Sole dispositive power -0-
(8) Shared dispositive power 6,789,077
(9)	Aggregate amount beneficially owned by each reporting person 6,789,077
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 8.6%*
(12)	Type of reporting person (see instructions) CO

*	Based on 79,141,309 Common Shares reported outstanding as of November 9, 2011 on the Issuer’s Quarterly Report on Form 10-Q filed on November 11, 2011.

SCHEDULE 13G

CUSIP No. 503459109	Page 4 of 8 Pages

(1)	Names of reporting persons MVA Investors, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power -0-
(6) Shared voting power 976,607
(7) Sole dispositive power -0-
(8) Shared dispositive power 976,607
(9)	Aggregate amount beneficially owned by each reporting person 976,607
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 1.2%*
(12)	Type of reporting person (see instructions) CO

*	Based on 79,141,309 Common Shares reported outstanding as of November 9, 2011 on the Issuer’s Quarterly Report on Form 10-Q filed on November 11, 2011.

SCHEDULE 13G

CUSIP No. 503459109	Page 5 of 8 Pages

(1)	Names of reporting persons Joseph Lewis
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization United Kingdom
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power -0-
(6) Shared voting power 6,789,077
(7) Sole dispositive power -0-
(8) Shared dispositive power 6,789,077
(9)	Aggregate amount beneficially owned by each reporting person 6,789,077
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 8.6%*
(12)	Type of reporting person (see instructions) IN

*	Based on 79,141,309 Common Shares reported outstanding as of November 9, 2011 on the Issuer’s Quarterly Report on Form 10-Q filed on November 11, 2011.

Page 6 of 8 Pages

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the statement on Schedule 13G initially filed on June 3, 2010 (the “Original Filing”). The Original Filing remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 1. Capitalized terms used and not defined in this Amendment No. 1 have the meanings set forth in the Original Filing. This Amendment No. 1 is being filed jointly pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, by the Reporting Persons.

Item 2(d).	Title of Class of Securities:

Item 2(d) is hereby Restated as follows:

Common Stock, $0.0001 par value (the “Common Shares”).

Item 4.	Ownership.

Item 4 is hereby Restated as follows:

(a)	Amount beneficially owned:

Boxer Capital, Boxer Management and Joseph Lewis beneficially own 6,789,077* Common Shares. MVA beneficially owns 976,607* Common Shares.

(b)	Percent of class:

The Common Shares beneficially owned by Boxer Capital, Boxer Management and Joseph Lewis represent 8.6%* of the Issuer’s outstanding Common Shares outstanding. The Common Shares beneficially owned by MVA represent 1.2%* of the Issuer’s outstanding Common Shares.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote:

MVA has the sole power to vote the 976,607* Common Shares it beneficially owns. Boxer Capital, Boxer Management and Joseph Lewis do not have the sole power to vote or direct the vote of any Common Shares.

(ii)	Shared power to vote or to direct the vote:

Boxer Capital, Boxer Management and Joseph Lewis have shared voting power with respect to the 6,789,077* Common Shares they beneficially own. MVA does not have shared power to vote or direct the vote of any Common Shares.

(iii)	Sole power to dispose or direct the disposition of:

MVA has the sole power to dispose of the 976,607* Common Shares it beneficially owns. Boxer Capital, Boxer Management and Joseph Lewis do not have the sole power to dispose or direct the disposition of any Common Shares.

(iv)	Shared power to dispose or to direct the disposition of:

Boxer Capital, Boxer Management and Joseph Lewis have shared dispositive power with respect to the 6,789,077* Common Shares they beneficially own. MVA does not have shared power to dispose of or direct the disposition of any Common Shares.

*	The Reporting Persons may be deemed to beneficially own 7,765,684 Common Shares which constitute approximately 9.8% of a notional number of the Issuer’s outstanding Common Shares (based on 79,141,309 Common Shares reported outstanding as of November 9, 2011 on the Issuer’s Quarterly Report on Form 10-Q filed on November 11, 2011). Boxer Capital has shared voting and dispositive power with regard to the 6,789,077 Common Shares it owns directly. Boxer Management and Joseph Lewis each have shared voting and dispositive power with regard to the Common Shares owned directly by Boxer Capital. MVA has sole voting and dispositive power over the Common Shares owned by it. Neither Boxer Capital, Boxer Management nor Mr. Lewis has any voting or dispositive power with regard to the Common Shares held by MVA. As of February 7, 2012, the Reporting Persons beneficially owned 21,026 Common Shares. As of February 7, 2012, the Reporting Persons owned approximately 1,139 shares of Series C-1 Preferred Stock (the “Preferred Stock”), and 1,113 Series D-1 warrants, 2,391 Series C-2 warrants, and 2,391 Series D-2 warrants (collectively, with the Series D-1 warrants and C-2 warrants, the “Warrants”). The Warrants are exercisable into additional shares of Preferred Stock, and the conversion price of the Preferred Stock to Common Shares is $0.006. The Preferred Stock can only be converted to the extent that, after such conversion, the Reporting Persons would beneficially own no more than 9.999% of the Issuer’s Common Shares. Because Boxer Capital, Boxer Management, Joseph Lewis and MVA may be deemed to be a group pursuant to Rule 13d, their aggregate beneficial ownership of Common Shares underlying the Preferred Stock cannot exceed 9.999% of the Issuer’s Common Shares.

Page 7 of 8 Pages
Item 10.	Certification.

    (c) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits

1	Joint Filing Agreement, dated June 3, 2010, between the Reporting Persons.

Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BOXER CAPITAL, LLC

Date: February 14, 2012	By:	/s/ Aaron Davis
Name: Aaron Davis
Title: Authorized Signatory

BOXER ASSET MANAGEMENT INC.

	By:	/s/ Jefferson R. Voss
Name: Jefferson R. Voss
Title: Director

MVA Investors, LLC

	By:	/s/ Neil Reisman
Name: Neil Reisman
Title: Authorized Signatory

JOSEPH LEWIS

	By:	/s/ Joseph Lewis
Joseph Lewis, Individually